

Mailstop 4628

June 29, 2017

Via E-mail
Mr. Daniel Buron
Chief Financial Officer
Domtar Corporation
234 Kingsley Park Drive
Fort Mill, South Carolina 29715

> **Re:** **Domtar Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-33164**

Dear Mr. Buron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Business, page 4

Personal Care, page 10

1.   We note your disclosure stating that you operate six manufacturing facilities, with each having the ability to produce multiple product categories. Please expand your disclosure to include more details about the operations of your Personal Care segment, including the production capacity, production volume and categories of products manufactured for each manufacturing facility, similar to your disclosure about the operations of your Pulp and Paper segment on pages 6-9.

Refer to the guidance in Regulation S-K Item 102 and Instructions 1 and 2 to Item 102.

Mr. Daniel Buron
Domtar Corporation
June 29, 2017

Financial Statements

Note 24 – Segment Disclosures, page 118

2.   We note from your disclosures in the Business section that you have several product categories within each of your two reportable segments. For example, within your pulp and paper reportable segment, you distinguish pulp from paper, and you further describe various paper categories on pages 8 and 9. Similarly, within your personal care reportable segment, you describe various adult and infant hygiene product categories on page 12. Please expand your disclosure under this heading to present, for each period presented, sales revenues for each product or group of similar products to comply with FASB ASC 280-10-50-40.

        Additionally, please expand your MD&A disclosures on pages 29 to 31 to enhance the analysis of net sales by providing quantification of changes due to volumes and prices at the product category levels if such information is available, and clarifying the extent to which specific product categories or mix significantly affected the changes to your results of operations. Also describe any known trends, events or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your net sales or operating income. Refer to the guidance in Regulation S-K Item 303(a)(3).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief
                                        Office of Natural Resources